PRESS RELEASE
FOR IMMEDIATE RELEASE



MacKenzie Patterson, Inc.
1640 School Street, Suite 100
Moraga, California  94556
Telephone:  510-631-9100

November 13, 1998

     Offer for Units of Limited Partnership Interest of Brauvin Income Properties L.P. 6 extended through December 7, 1998.

     Accelerated High Yield Pension Investors, L.P., Accelerated High Yield Institutional Investors, L.P., Accelerated High Yield Institutional Fund, L.P., MacKenzie Patterson Value Fund 5, LLC and MacKenzie Patterson Special Fund, L.P. (the "Bidders") have extended the expiration date for their tender offer to purchase up to 784 Units of limited partnership interest of Brauvin Income Properties L.P. 6 through December 7, 1998.

     As of November 13, 1998 a total of 112 Units had been tendered to the bidders by security holders and not withdrawn.

     For further information, contact Christine Simpson at the above telephone number.